# ENCOMPASS FUND

*Opportunities. Not Boundaries.*

Welcome to the Encompass Fund. Our investment style provides our shareholders with exposure to a wide range of opportunities. Always taking risk into account, we invest in a variety of sectors and look for opportunities that our managers think have the best potential for appreciation, regardless of the size of the company or whether it is domestic or foreign. As a result, our investments include companies that we believe are deeply undervalued, and often are unknown, underappreciated, or not followed by analysts and Wall Street.

**Historical Performance of Encompass Fund for the Period Ended 6/30/09:**

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| | Year To Date | 1 Year | Annualized Since Inception (6/30/06) |
|---|---|---|---|
| Encompass Fund | 73.10% | -26.16% | -11.13% |
| Dow Jones Wilshire 5000 Index | 4.45% | -26.40% | -8.12% |

**Current Price of Encompass Fund:**

Date: 7/15/2009
Net Asset Value (NAV): $6.88
Change from Previous Close: $0.16

**Historical Prices** (click here)

Returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions.
The Dow Jones Wilshire 5000 Index measures the performance of all U.S. headquartered equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-888-463-3957. The prospectus should be read carefully before investing.